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12060585

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
05 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA CAPITAL Advisors LLC ~~RA Capital Advisors LLC~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12340 El Camino Real, Suite 250
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eliot Sabaza (858) 704-3230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – if individual, state last, first, middle name)

12220 El Camino Real, Suite 300 (Address) San Diego (City) CA (State) 92130 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, James Zabenthauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RA Capital Advisors LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public


K. MERCADO CALILAN
COMM. # 1886343
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires April 18, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Grant Thornton

Statement of Financial Condition

RA Capital Advisors LLC
December 31, 2011
With Report of Independent Registered Public Accounting Firm

RA Capital Advisors LLC

Statement of Financial Condition

December 31, 2011

Contents



Audit • Tax • Advisory
Grant Thornton LLP
12220 El Camino Real, Suite 300
San Diego, CA 92130-2091

T 858.704.8000
F 858.704.8099
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Members
RA Capital Advisors LLC

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RA Capital Advisors LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

San Diego, California
February 2, 2012

RA Capital Advisors LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 2,550,870
Accounts receivable, net of allowance for doubtful accounts of $0	299,034
Due from affiliated companies	3,176
Prepaid expenses	111,180
Property and equipment, net of accumulated depreciation and amortization of $837,449	15,883
Other assets	19,456
Total assets	$ 2,999,599
Liabilities and members' equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 56,018
Deferred rent	4,500
Deferred revenue	192,500
Total liabilities	253,018
Members' equity	2,746,581
Total liabilities and members' equity	$ 2,999,599

The accompanying notes are an integral part of this statement.

RA Capital Advisors LLC

Notes to Statement of Financial Condition

December 31, 2011

1. The Company

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services.

The Company was formed as a limited liability company in the state of Delaware in December 2002. The members' liability is limited pursuant to the Delaware Limited Liability Company Act. During 2005, the Company underwent a restructuring which resulted in new ownership of the Company, and the renaming of the Company from Relational Advisors LLC to RA Capital Advisors LLC.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles.

The Company has evaluated all subsequent events through February 2, 2012, which is the issuance date of the financial statements, and concluded that no subsequent events have occurred that would require recognition or disclosure.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2011, cash deposits held at financial institutions in excess of FDIC insured amounts of $250,000 were approximately $1.8 million.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying financial statements.

Property and Equipment

Property and equipment consisted of the following at December 31, 2011:

Furniture and fixtures	$ 488,335
Computer hardware	352,608
Leasehold improvements	12,389
Total	853,332
Less: accumulated depreciation and amortization	(837,449)
Property and equipment, net	$ 15,883

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or useful life of the improvement.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Although the Company is not subject to income taxes, it is liable for various state fees.

3. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the Securities and Exchange Commission (the SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company's net capital, as defined, was $2,246,835 as compared to a minimum requirement of $5,000, and its ratio of aggregate indebtedness to net capital was 0.03 to 1.

4. Related-Party Transactions

As of December 31, 2011, the Company had amounts due from affiliated companies of $3,176, which represent reimbursement for expenses paid by the Company on behalf of affiliated companies.

5. Commitments

During 2010, the Company entered into a new office lease agreement which expires in 2012. The Company is obligated to make future minimum lease payments under this lease agreement as follows:

2012	$ 72,000
Total	$ 72,000

6. Indemnification Agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

